04046577

RECEIVED

2004 DEC -7 A 10: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

25th November, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 25th November 2004, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG has an interest in 23,787,216 EMI Group plc Ordinary Shares of 14p each, being 3.01% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

dlw 12/9

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/58

Company Announcements Office,
London Stock Exchange.

25th November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated and received by fax after the close of business on 24th November 2004, that Deutsche Bank AG has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 24th November 2004, held 23,787,216 shares, being 3.01% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI

RECEIVED
2004 DEC -7 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

26th November, 2004.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 25th November 2004, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a letter dated 26th November 2004 submitting to the UK Listing Authority copies of the EMI Group plc Interim Report for the six months ended 30th September 2004 (a copy of which is enclosed herewith);

I also enclose one copy each of the following items that the Company has delivered to the London Stock Exchange:

(b) an announcement dated 26th November 2004 advising that the document noted in the letter referred to in paragraph (a) above has been submitted to the UK Listing Authority; and,

(c) an announcement dated 26th November 2004 confirming that Deutsche Bank AG and its subsidiaries have decreased their interests such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

RECEIVED Ref: 82-373

2004 DEC -7 A 10: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

26th November, 2004.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the EMI Group plc Interim Report for the six months ended 30th September 2004, which was posted to all of the Company's shareholders on 26th November 2004.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/59

Company Announcements Office,
London Stock Exchange.

26th November, 2004.

Dear Sirs,

EMI Group plc 2004 Interim Report

Interim Report 2004

Copies of the above document have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/60

Company Announcements Office,
London Stock Exchange.

26th November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated and received by fax after the close of business on 25th November 2004, that, as of that date, Deutsche Bank AG and its subsidiaries ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI Group plc
Interim Report

30 September 2004

EMI

Total operating profit up 8.1% at constant currency

Return on sales improved in both divisions, up 1.1% to 9.4% at a Group level

Adjusted diluted earnings per share increased to 3.3p

Dividend maintained at 2.0p per share

Financial highlights
for the six months ended 30 September 2004 (unaudited)

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 Restated £m
Group turnover	851.0	960.3
EBITDA (i)	91.3	99.1
Total operating profit (ii)	80.1	79.9
Adjusted PBT (iii)	36.9	39.8
Profit before taxation	11.4	12.3
Adjusted diluted earnings per share (iv)	3.3p	3.2p
Basic earnings per share	(0.1)p	1.2p
Dividend per share	2.0p	2.0p
Return on sales (v)	9.4%	8.3%
Interest cover (vi)	2.1x	2.5x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Total operating profit is before operating exceptional items and amortisation of goodwill and music copyrights and after share of operating profit (loss) in associated undertakings.
(iii) Adjusted PBT is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(iv) Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(v) Return on sales is defined as total operating profit before operating exceptional items and amortisation of goodwill and music copyrights and after share of operating profit (loss) in associated undertakings as a percentage of Group turnover.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges.

Chairman's statement

For the six months to 30 September 2004, Group turnover declined to £851.0m, reflecting the planned phasing of our recorded music sales for the full financial year and the negative impact of exchange rate movements during the period. EMI has significantly improved its underlying level of profitability in the first half with total operating profit increasing by 8.1% on a constant currency basis. Return on sales improved to 9.4% from 8.3% in the prior year.

The Group made an adjusted pre-tax profit of £36.9m and adjusted diluted earnings per share of 3.3p, a 1.5% increase on 3.2p in the prior year.

The Board has declared an interim dividend of 2.0p per share, in line with last year's level.

Given the global nature of our business, exchange rate movements often have an impact on our reported results. With Sterling's recent strengthening against most major currencies including the US Dollar, Euro and Yen, we have particularly felt the translation impact from currency movements in the first half. Exchange rate movements reduced Group sales by 6% and reduced total operating profit by £6.3m.

Group turnover was down by 5.4% on a constant currency basis. This decline was entirely driven by EMI Music and the phasing of its release schedule which, as signalled at the start of the year, will give a higher proportion of our major releases in the second half of the financial year than in prior years. EMI Music Publishing delivered a 1.1% increase in turnover on a constant currency basis.

EMI Music enjoyed first-half success from both newer, developing artists, such as Joss Stone, Keith Urban and Yellowcard, and also from our more established artists including The Beastie Boys, Norah Jones, Lenny Kravitz, Hikaru Utada and Anita Baker.

EMI Music's operating profit increased by an impressive 18.4% at constant currency with the operating margin up by a full percentage point, despite the decline in turnover. This improvement in profitability was driven by a number of factors including the good progress we made with restructuring some of our labels and the artist roster, especially in Europe, an initiative which was announced in March 2004. In the first half, we also successfully completed the outsourcing of our manufacturing in Europe and the US. We remain on track to deliver the announced annualised cost savings of £50m, of which at least £25m will be in this financial year and the remainder in the next.

EMI Music Publishing delivered both improved sales and profit in the first half on a constant currency basis, reaffirming its position as the world's pre-eminent music publisher. The management team has once again demonstrated the ability not only to increase the strength of our song catalogue but also to maximise the uses of these songs. Strong growth in performance and synchronisation revenues offset weakness in mechanical revenues and, at the same time, helped to improve return on sales.

During the first half, we continued to see an improving trend in the global recorded music industry with the decline in the global market reduced to 1.3% during the period. This represents not only a significant improvement on the same period last year but, also, an improvement on the second half of the last financial year. The US market showed attractive growth during the period. The US industry release schedule for November looks strong and we believe the market is well positioned structurally for growth going forward. The Japanese market appears to be stabilising, improving significantly from the same period last year. The UK market continues to be solid. Continental Europe has been the most difficult region, experiencing significant declines during the period.

The development of the legitimate digital music marketplace continues to make significant progress and I am very encouraged to report that EMI's digital revenues more than quadrupled at constant currency in the first half and now represent more than 2% of Group turnover. In June, Apple launched its iTunes service in the UK, France and Germany. Take-up rates of this music service continue to increase rapidly with the US store now selling more than 200m songs on an annualised basis. Microsoft launched its digital music offering, MSN Music, in October. The compatibility of MSN Music with more than 70 mobile music devices is an important feature which has the potential to take digital music to the mass consumer. We see many exciting opportunities in mobile music such as the recent Robbie Williams' offering – this was the first release of an artist's entire album, plus video content, on a memory card that inserts directly into a mobile phone. EMI, as a progressive and innovative music-content company, remains committed to embracing and maximising the opportunities presented by advances in technology and changes in consumer trends.

In the first half, the music industry further heightened its campaign to fight piracy. Most recently the IFPI, which represents the recording industry worldwide, announced that it had broadened its campaign in Europe and was taking legal action against illegal music file sharing in the UK and France. The US industry body, the RIAA, announced a further 750 lawsuits at the end of October, with a particular focus on university campuses, bringing total lawsuits to more than 5,700. We continue to believe that industry efforts such as these, as well as our own actions to protect our music content against piracy, are making a real difference.

As expected, the second half of our financial year has had a good start. Releases from EMI Music during October and November, including new studio albums from A Perfect Circle and Chingy, greatest hits albums from Robbie Williams, Tina Turner, Placebo and Blue, and a live album from the Rolling Stones, have all enjoyed significant success since release. EMI Music turnover for October and November to date is well ahead of last year, significantly reducing the first-half decline. For the 12 months to the end of October, we have maintained our market share.

EMI Music Publishing is enjoying strong market share improvement in its major markets and continues to benefit from the expansion of music consumption through digital channels.

Given the positive overall trend in the global music market over the past year and the expected high levels of release activity across the industry in the months ahead, we are confident that we will see a substantial and very welcome full-year improvement in the performance of the recorded music market. We are reaffirming our previously indicated range of 0% to – 4% for the market as a whole.

We have an especially strong second-half release schedule – in quality as well as quantity – and we have already seen a significant year-on-year pick up in our sales since the end of September. This, along with the strong growth of music DVDs and the explosive growth in our digital market activity, leaves us well placed to maintain our market share for the full year.

This trading momentum in recorded music, together with the on-going strength of EMI Music Publishing and the continuing flow of benefits from our restructuring initiatives, keeps us well on track to deliver our financial objectives for the full year.

EMI is fully focused on results and on continuing to deliver superior performance. We have the music, strategies and management to do this.

Eric Nicoli
Chairman

EMI Music
Operating review

For the six months ended 30 September 2004, EMI Music saw a significant improvement in its level of profitability. Operating profit of £30.9m represents an increase of 18.4% at constant currency. This reflects continued focus on tight cost management, benefits flowing through from the further restructuring of some of our record labels and artist roster as well as the outsourcing of our manufacturing in Europe and the US.

Turnover of £660.0m in the first half declined by 7.2% on a constant currency basis and was consistent with the phasing of our releases for the full financial year. As highlighted at the beginning of the year, we have scheduled a greater number of our major releases for the second half than in prior years, including more albums whose sales will be maximised by positioning their release closer to the Christmas selling season.

We continue to focus on the development of long-term career artists who will enjoy success with multiple albums. During the first half, we benefited from this strategy with, in particular, good sell-through from Norah Jones' first and second albums, and both Joss Stone and Keith Urban enjoying strong sales from new releases as well as previously released albums.

We also continue to drive our catalogue marketing programme and in the first half had good sales from *Dino: The Essential Dean Martin* and *The Sounds of Summer* from The Beach Boys. Our compilations business also made progress with *Now* albums selling extremely well in both the UK and the US.

We continue to strengthen our North American business, building on the breadth and depth of our artist roster. In the first half, we enjoyed success from a number of creative sources across a range of music genres including: Joss Stone of S-Curve; break-through acts Yellowcard and Houston of Capitol; country act Keith Urban of Capitol Nashville; a successful relaunch of Anita Baker by Blue Note; Christian music singer Steven Curtis Chapman of EMI CMG; and established artists Lenny Kravitz of Virgin and The Beastie Boys of Capitol.

Our Japanese business delivered a strong performance in the first half increasing both sales and profitability. Local artists, including Nori Makihara, Hikaru Utada, Hitomi Yaida, 175R and Miki Imai, had top-selling albums.

Latin America, while still a small part of the global business, enjoyed a significant turnaround reporting an almost 50% improvement in first-half sales.

The release schedule in the UK & Ireland was, as expected, particularly light in the first half resulting in lower sales and profitability in those markets.

In Continental Europe, the combination of ongoing, difficult market conditions and a lighter release schedule resulted in a sharp decline in sales. We continue to focus on developing local repertoire and saw good sales from local artists Vasco Rossi, Tiziano Ferro, Pur, Gyllene Tider and Vikingarna in the first half. Despite the sales decline, the recent restructuring initiatives, which are focused on this region, resulted in a reduced cost base and generated a significant increase in profitability for the first half.

The legitimate digital music market continues to take off with compelling new products and services being launched. We remain excited about the digital opportunity and are pleased to report strong growth in our digital revenues from £2.1m to £12.2m in the first half.

Looking forward, we have a strong second-half release schedule. We have already made a good start to the half with, in particular, the release of Robbie Williams' *Greatest Hits* already selling over 3m copies. We also have greatest hits albums from Kylie Minogue, Tina Turner, Placebo and Blue which, along with a broad range of music DVD products, are very well positioned for the Christmas retail season. Other second-half albums will be released by Chingy, A Perfect Circle, Gorillaz, Coldplay, The Chemical Brothers, Glay, Fountains of Wayne and Kishidan.

Alain Levy
Chairman and CEO,
EMI Music

EMI Music Publishing
Operating review

For the six months ended 30 September 2004, EMI Music Publishing further strengthened its position as the world's largest and most successful music publishing business. This success reflects our focus on signing songwriters, who are writing not only the hits of today but the classics of tomorrow, as well as on maximising the uses for the songs in our catalogue. Turnover of £191.0m and operating profit of £48.9m represents increases of 1.1% and 1.7%, respectively, at constant currency.

Mechanical revenues remained under pressure in the first half, particularly from the lagged impact of conditions in the global recorded music market. Continued strong growth in performance and synchronisation revenues offset this weakness in mechanical revenues.

EMI Music Publishing enjoyed strong chart positions in the first half especially in the US, UK, Germany and France with releases from a range of songwriters including Usher, Scissor Sisters, Alicia Keys, Jessica Simpson, Kanye West, Kelis and Jay-Z.

Our synchronisation business grew at a very attractive rate, with sales increasing by 13.7% at constant currency in the first half. Important new synchronisation licence agreements were signed with Philips Electronics, Fisher Price, BMW and Renault. We continue to be successful in licensing our songs to television shows, including American Idol, The CBS Early Show and the OC in the US and to films including *Bridget Jones: The Edge of Reason, Shark Tale, Spider Man 2* and *Shrek 2*.

Digital represents an exciting and fast-growing opportunity for us and, in particular, in the mobile music marketplace, with ring tones. At EMI Music Publishing, digital revenues more than doubled in the period from £2.8m to £6.1m in the prior year and we expect to continue to see attractive growth in digital going forward.

On a geographic basis, the most notable improvement in profit was seen in our North American business which enjoyed strong double-digit growth in performance, synchronisation and other income. Despite a prolonged slide in CD sales in Germany, our operations there were able to increase profits, led by strong growth in synchronisation and other revenues, most notably ring tones. For the rest of Europe, our overall results were mixed. Our Latin America business saw a marked turnaround in both sales and profitability.

Notable second-half releases include albums from Eminem, Good Charlotte, Sum41, Robbie Williams and the Rolling Stones.

Martin Bandier
Chairman and CEO,
EMI Music Publishing

Financial review

Underlying trading

Group turnover decreased by 5.4% at constant currency in the first half of the year. This comprised a decrease in first-half sales in EMI Music of 7.2% and an increase of 1.1% in Music Publishing. The impact on translation of the strengthening of Sterling against most major currencies during the period resulted in a further 6.0% decline in turnover against 2003/04. Overall, Group turnover at weighted average exchange rates declined from £960.3m in 2003/04 to £851.0m in 2004/05.

In spite of the decrease in turnover, Group operating profit (EBITA) (i) for the first half grew by 7.6% at constant currency. Both divisions contributed to this increase. The EMI Music contribution, after allocation of central costs, grew from £28.2m to £33.4m at constant currency, an increase of 18.4%, whilst the Music Publishing contribution grew from £51.9m to £52.8m. All geographic regions contributed to this increase, apart from the UK & Ireland. Particularly noteworthy were the increases of 7.8% in North America and 1.8% in Continental Europe. Exchange rate movements also negatively impacted operating profit, reducing it by 8.0%. Post currency movements, Group operating profit (EBITA) (i) marginally declined from £80.1m in 2003/04 to £79.8m in 2004/05.

The Group's share of profit before tax on its associated company investments increased from a loss of £0.2m in 2003/04 to a profit of £0.3m in 2004/05. Consequently, the total operating profit for the Group increased from £79.9m in the first half of the prior year to £80.1m this year.

Group finance charges increased from £41.8m in the first six months of 2003/04 (including £1.7m reported as an exceptional item) to £43.2m. The increased interest charge was primarily a direct consequence of the move to longer-term debt.

The Group tax charge before exceptional items decreased from £11.8m to £8.6m in the first half of the year. The 2003/04 tax charge was reduced by a tax credit on exceptional items of £5.8m resulting in a net charge in that half year of £6.0m. As in prior years, the underlying tax rate used in the calculation of the tax charge for the first half year is the proforma rate for the full year. For 2004/05, the rate is 23.4%.

The Group's adjusted profit on ordinary activities after taxation (ii) increased from £28.0m in 2003/04 to £28.3m in 2004/05.

The adjusted basic earnings per share (ii) was 3.2p in the first half of 2004/05, the same as in the prior year. Adjusted diluted earnings per share, the calculation of which includes the impact of the potential conversion of convertible bonds (and related bond interest) together with the possible exercise of dilutive share options, increased over the same period from 3.2p to 3.3p.

Other items affecting earnings
Amortisation of goodwill and copyrights, including that on associated undertakings, amounted to £26.2m in the first half in comparison with £24.5m last year. This increase is almost entirely attributable to the acquisition of, and accounting for, the final tranche of Jobete.

The Group is reporting net operating exceptional costs of £nil and non-operating exceptional income of £0.7m, as against a charge of £21.8m and a credit of £20.5m, respectively, in the first half of the prior year. The operating exceptional costs in 2003/04 comprised £16.9m in respect of product returns resulting from a retail destocking programme in Japan (following a sharp market deterioration and exacerbated by amended trading terms) and £4.9m in respect of a business reorganisation in Music Publishing. The non-operating exceptional income in each half year resulted from gains on property sales.

The minority interest share of profit reversed from a credit of £2.9m in the prior-year first half to a charge of £3.2m in 2004/05. This primarily reflected the increase in profit in TOEMI, our Japanese recorded music business.

In recognition of the solid results in a demanding marketplace, the Board has declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Reported results
Group operating profit is £53.6m in comparison with £33.9m in the first six months of 2003/04. The increase is largely the consequence of a decrease in the operating net exceptional charge from £21.8m in the first half of 2003/04 to £nil in 2004/05.

Profit on ordinary activities before taxation was £11.4m in the first half of 2004/05 as against £12.3m in the equivalent period of 2003/04.

Cash flow and net borrowings
The net cash outflow from operating activities of £33.7m for this year compares with an inflow of £45.0m in the first half of the prior year. The outflow this year was driven by exceptional expenditure relating to the restructuring and outsourcing initiatives announced in March and an adverse working capital movement of £89.9m reflecting the phasing of the release cycle at the balance sheet date.

After net interest payments of £63.3m, tax payments of £17.5m, dividends to shareholders and minorities of £16.6m and net investment expenditure of £80.0m, the increase in net debt was £211.1m. After currency exchange losses of £18.0m and a £1.6m issue of new capital, net debt was £976.2m, an increase of £227.5m from £748.7m at 31 March 2004.

Notes:
(i) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights and before share of operating profit (loss) in associated undertakings.
(ii) Before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

Roger Faxon
Chief Financial Officer,
EMI Group plc

Auditor's report

Independent review report to EMI Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 11 to 19. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Ernst & Young LLP
Registered Auditor
London
18 November 2004

Consolidated profit and loss account
for the six months ended 30 September 2004 (unaudited)

		Six months ended 30 September 2004			Six months ended 30 September 2003		
	Notes	Total £m	Exceptional items and amortisation £m	Before exceptional items and amortisation £m	Before exceptional items and amortisation Restated £m	Exceptional items and amortisation £m	Total Restated £m
Group turnover	2	**851.0**	**–**	**851.0**	960.3	–	960.3
Group operating profit before exceptional items and amortisation		**79.8**	**–**	**79.8**	80.1	–	80.1
Operating exceptional items	3	**–**	**–**	**–**	–	(21.8)	(21.8)
Group operating profit (loss) before amortisation		**79.8**	**–**	**79.8**	80.1	(21.8)	58.3
Amortisation		**(26.2)**	**(26.2)**	**–**	–	(24.4)	(24.4)
Group operating profit (loss)	2	**53.6**	**(26.2)**	**79.8**	80.1	(46.2)	33.9
Share of operating profits (losses) in associated undertakings		**0.3**	**–**	**0.3**	(0.2)	(0.1)	(0.3)
Total operating profit (loss)		**53.9**	**(26.2)**	**80.1**	79.9	(46.3)	33.6
Non-operating exceptional items	3	**0.7**	**0.7**	**–**	–	20.5	20.5
Profit (loss) before finance charges		**54.6**	**(25.5)**	**80.1**	79.9	(25.8)	54.1
Group finance charges (including associated undertakings)	4	**(43.2)**	**–**	**(43.2)**	(40.1)	(1.7)	(41.8)
Profit (loss) on ordinary activities before taxation		**11.4**	**(25.5)**	**36.9**	39.8	(27.5)	12.3
Taxation on profit (loss) on ordinary activities	5	**(8.6)**	**–**	**(8.6)**	(11.8)	5.8	(6.0)
Profit (loss) on ordinary activities after taxation		**2.8**	**(25.5)**	**28.3**	28.0	(21.7)	6.3
Minority interests (equity)		**(3.2)**					2.9
(Loss) profit attributable to members of the Holding Company		**(0.4)**					9.2
Dividends (equity)	6	**(15.8)**					(15.5)
Transfer from profit and loss reserve		**(16.2)**					(6.3)

Earnings per share (EPS)

	Notes	Six months ended 30 September 2004	Six months ended 30 September 2003 Restated
Basic earnings per Ordinary Share	7	**(0.1)p**	1.2p
Diluted earnings per Ordinary Share		**0.0p**	1.2p
Adjusted basic earnings per Ordinary Share	7	**3.2p**	3.2p
Adjusted diluted earnings per Ordinary Share	7	**3.3p**	3.2p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the period

	Six months ended 30 September 2004	Six months ended 30 September 2003
US Dollar to £1	**1.81**	1.62
Euro to £1	**1.49**	1.43
Yen to £1	**198.78**	189.03

The results for the period have been translated into Sterling at the appropriate average exchange rates.

Consolidated balance sheet
at 30 September 2004 (unaudited)

	At 30 September 2004 £m	At 30 September 2003 Restated £m
Fixed assets		
Music copyrights	**434.3**	450.3
Goodwill	**33.6**	57.6
Tangible fixed assets	**198.8**	266.5
Investments	**21.1**	21.8
	687.8	796.2
Current assets		
Stocks	**29.1**	37.1
Debtors, including deferred taxation	**796.0**	875.8
Investments: liquid funds	**2.7**	1.1
Cash at bank and in hand and cash deposits	**152.8**	127.5
	980.6	1,041.5
Creditors: amounts falling due within one year		
Borrowings	**(21.0)**	(49.5)
Other creditors	**(1,103.7)**	(1,163.7)
	(1,124.7)	(1,213.2)
Net current liabilities	**(144.1)**	(171.7)
Total assets less current liabilities	**543.7**	624.5
Creditors: amounts falling due after more than one year		
Borrowings	**(1,110.7)**	(1,025.9)
Other creditors	**(71.9)**	(112.9)
	(1,182.6)	(1,138.8)
Provisions for liabilities and charges	**(108.7)**	(89.7)
	(747.6)	(604.0)
Capital and reserves		
Called-up share capital	**110.6**	110.4
Share premium account	**447.2**	445.8
Capital redemption reserve and other reserves	**752.9**	733.5
Profit and loss reserve	**(2,125.6)**	(1,984.7)
Equity shareholders' funds	**(814.9)**	(695.0)
Minority interests (equity)	**67.3**	91.0
	(747.6)	(604.0)

Period-end exchange rates

	At 30 September 2004	At 30 September 2003
US Dollar to £1	**1.81**	1.66
Euro to £1	**1.46**	1.43
Yen to £1	**199.44**	185.60

The balance sheet has been translated into Sterling at the appropriate period-end exchange rates.

Statement of total recognised gains and losses
for the six months ended 30 September 2004 (unaudited)

	Six months ended 30 September 2004 £m	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 Restated £m	Six months ended 30 September 2003 Restated £m
(Loss) profit for the period		**(0.4)**		9.2
Currency retranslation – Group	**(16.9)**		11.1	
Currency retranslation – associated undertakings	**–**		(0.2)	
Other recognised gains and losses		**(16.9)**		10.9
Total recognised gains and losses relating to the period		**(17.3)**		20.1

Reconciliation of movements in shareholders' funds
for the six months ended 30 September 2004 (unaudited)

	Notes	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 Restated £m
Opening shareholders' funds		**(784.0)**	(693.1)
Prior-year adjustment		**–**	(7.3)
Opening shareholders' funds – restated		**(784.0)**	(700.4)
(Loss) profit for the period		**(0.4)**	9.2
Dividends (equity)	6	**(15.8)**	(15.5)
Goodwill – disposals and adjustments		**(0.3)**	–
Other recognised gains and losses		**(16.9)**	10.9
Employee Benefit Trust transactions		**0.9**	0.8
Shares issued		**1.6**	–
Net (decrease) increase in shareholders' funds		**(30.9)**	5.4
Closing shareholders' funds		**(814.9)**	(695.0)

Consolidated cash flow statement

for the six months ended 30 September 2004 (unaudited)

	Notes	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Net cash (outflow) inflow from operating activities	a)	**(33.7)**	45.0
Dividends received from associated undertakings		**-**	-
Returns on investments and servicing of finance			
Net interest paid		**(63.3)**	(57.8)
Dividends paid to minorities		**(0.9)**	(2.9)
Net cash outflow from returns on investments and servicing of finance		**(64.2)**	(60.7)
Tax paid		**(17.5)**	(14.5)
Net cash (outflow) inflow from capital expenditure and financial investment		**(11.9)**	17.0
Net cash outflow from acquisitions and disposals	8	**(68.1)**	(82.2)
Equity dividends paid		**(15.7)**	(15.7)
Net cash outflow before management of liquid resources and financing		**(211.1)**	(111.1)
Issue of ordinary share capital		**1.6**	-
Management of liquid resources	b)	**(0.4)**	(1.7)
Financing:			
New loans	b)	**81.2**	201.0
Loans repaid	b)	**(44.5)**	(79.1)
Net cash inflow from management of liquid resources and financing		**37.9**	120.2
(Decrease) increase in cash	b)	**(173.2)**	9.1

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
(Decrease) increase in cash	**(173.2)**	9.1
Cash outflow from increase in liquid resources	**0.4**	1.7
Cash inflow from increase in loans	**(81.2)**	(201.0)
Cash outflow from repayment of loans	**44.5**	79.1
Change in net debt resulting from cash flows	**(209.5)**	(111.1)
Loans acquired	**-**	(0.4)
Exchange differences	**(18.0)**	24.5
Movement in net debt	**(227.5)**	(87.0)
Net debt at beginning of period	**(748.7)**	(859.8)
Net debt at end of period	**(976.2)**	(946.8)

Notes to the consolidated cash flow statement
for the six months ended 30 September 2004 (unaudited)

a) Reconciliation of operating profit to net cash flow from operating activities

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 Restated £m
Group operating profit	**53.6**	33.9
Depreciation charge	**11.5**	19.0
Amortisation charge:		
Music copyrights	**24.1**	22.3
Goodwill	**2.1**	2.1
ESOP transactions	**1.2**	(0.4)
Amounts provided	**3.3**	3.9
Provisions utilised	**(39.6)**	(21.1)
(Increase) decrease in working capital:		
Stock	**(0.7)**	(0.9)
Debtors	**12.4**	39.9
Creditors	**(101.6)**	(53.7)
Net cash (outflow) inflow from operating activities	**(33.7)**	45.0

b) Analysis of movement in the Group's net borrowings in the period

	At 1 April 2004 £m	Cash flow £m	Acquisitions (disposals) £m	Exchange movement £m	**At 30 September 2004 £m**
Cash at bank and in hand	342.7	(187.3)	–	(2.9)	**152.5**
Overdrafts	(32.5)	14.1	–	0.7	**(17.7)**
Cash	310.2	(173.2)	–	(2.2)	**134.8**
Debt due after more than one year	(1,058.0)	(36.6)	–	(16.0)	**(1,110.6)**
Debt due within one year	(3.3)	(0.1)	–	0.1	**(3.3)**
Finance leases	(0.1)	–	–	–	**(0.1)**
Financing	(1,061.4)	(36.7)*	–	(15.9)	**(1,114.0)**
Investments: liquid funds	1.8	0.8	–	0.1	**2.7**
Cash deposits	0.7	(0.4)	–	–	**0.3**
Liquid resources	2.5	0.4	–	0.1	**3.0**
Total	(748.7)	(209.5)	–	(18.0)	**(976.2)**

*Cash flow on financing of £36.7m is split between new loans of £(81.2)m and loans repaid of £44.5m.

The Group has cash and liquid resources balances of £33.9m held with banks within the UK and £121.6m held with banks outside, but freely transferable to, the UK.

The following definitions have been used:
Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

Notes to the financial statements

for the six months ended 30 September 2004 (unaudited)

1. Accounting policies – basis of preparation

The interim financial information comprises the accounts of the Company and its subsidiaries prepared under the historic cost convention and in accordance with applicable accounting standards. During the financial year ended 31 March 2004, the Urgent Issues Task Force issued UITF38 – *Accounting for ESOP Trusts* and UITF17 (Revised) – *Employee Share Schemes*. Both were early adopted by the Group with effect from 1 April 2003 and the comparative figures for the six months ended 30 September 2003 have been restated where appropriate. The results for the six months ended 30 September 2004 and 30 September 2003 represent continuing operations, except where expressly stated on the consolidated profit and loss account and in the notes to the financial statements.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2004. Statutory accounts for the year ended 31 March 2004, which incorporate an unqualified auditor's report, have been filed with the Registrar of Companies.

2. Segmental analyses

	Six months ended 30 September 2004			Six months ended 30 September 2003		
	Recorded Music £m	Music Publishing £m	Total £m	Recorded Music Restated £m	Music Publishing Restated £m	Total Restated £m
By class of business:						
Group turnover	**660.0**	**191.0**	**851.0**	758.6	201.7	960.3
Group operating profit before exceptional items and amortisation	**30.9**	**48.9**	**79.8**	28.2	51.9	80.1
Operating exceptional items and amortisation	**(3.5)**	**(22.7)**	**(26.2)**	(20.6)	(25.6)	(46.2)
Group operating profit	**27.4**	**26.2**	**53.6**	7.6	26.3	33.9
Non-operating exceptional items	**0.7**	**–**	**0.7**	20.5	–	20.5
Share of operating profits (losses) in associated undertakings	**–**	**0.3**	**0.3**	(0.5)	0.2	(0.3)
Finance charges			**(43.2)**			(41.8)
Profit on ordinary activities before taxation			**11.4**			12.3
Operating assets	**64.3**	**403.1**	**467.4**	197.2	406.5	603.7

	Six months ended 30 September 2004						
	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	Total £m
By origin:							
Group turnover	**117.9**	**241.4**	**23.5**	**287.0**	**172.1**	**9.1**	**851.0**
Group operating profit before exceptional items and amortisation	**9.2**	**16.5**	**0.2**	**41.9**	**10.7**	**1.3**	**79.8**
Operating exceptional items and amortisation							**(26.2)**
Group operating profit							**53.6**
Non-operating exceptional items							**0.7**
Share of operating profits in associated undertakings							**0.3**
Finance charges							**(43.2)**
Profit on ordinary activities before taxation							**11.4**
Operating assets	**53.4**	**5.8**	**2.0**	**308.0**	**97.3**	**0.9**	**467.4**

2. Segmental analyses (continued)

	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Asia Pacific Restated £m	Other Restated £m	Total Restated £m
	Six months ended 30 September 2003						
By origin:							
Group turnover	129.3	303.0	16.8	328.5	173.8	8.9	960.3
Group operating profit (loss) before exceptional items and amortisation	22.3	17.0	(5.4)	43.6	1.7	0.9	80.1
Operating exceptional items and amortisation							(46.2)
Group operating profit							33.9
Non-operating exceptional items							20.5
Share of operating losses in associated undertakings							(0.3)
Finance charges							(41.8)
Profit on ordinary activities before taxation							12.3
Operating assets	45.0	64.2	3.7	358.0	127.5	5.3	603.7

Operating profit is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses. Operating assets include deferred consideration of £1.2m (2003/04: £25.7m): this amount is not conditional upon the satisfaction of future performance criteria.

3. Exceptional items

(i) Operating exceptional items

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Impact of retail destocking in Japan, including amended returns terms	**–**	(16.9)
Release of overprovision for reorganisation costs charged in prior year	**2.6**	–
Reorganisation costs*	**(2.6)**	(4.9)
Total	**–**	(21.8)

The attributable tax benefit is £nil (2003/04: £7.4m).

* The 2004/05 costs refer to headcount reduction in Recorded Music (2003/04: headcount reduction and system write-offs in Music Publishing).

(ii) Non-operating exceptional items

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Net gain on sale of fixed assets	**0.7**	20.5
Total	**0.7**	20.5

The attributable tax charge is £nil (2003/04: £1.6m).

Notes to the financial statements

for the six months ended 30 September 2004 (unaudited) – continued

4. Finance charges

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Interest payable on:		
Bank overdrafts and loans	**37.9**	33.5
Other	**6.3**	7.6
	44.2	41.1
Interest receivable on:		
Bank balances	**(0.9)**	(0.9)
Other	**(0.1)**	(0.1)
	(1.0)	(1.0)
Group finance charges (including associated undertakings)	**43.2**	40.1
Exceptional refinancing costs	**–**	1.7
Total	**43.2**	41.8

Finance charges for associated undertakings are £nil (2003/04: £nil).

Finance charges include £3.4m (2003/04: £1.7m) of one-off costs, charges or expenses that are not continuing, regular or periodic.

5. Taxation

The tax charge for the six months ended 30 September 2004 has been calculated by reference to the proforma tax rate for the year ending 31 March 2005. The total tax charge of £8.6m (2003/04: £6.0m) includes £nil on exceptional items (2003/04: £5.8m credit).

6. Dividends (equity)

	Six months ended 30 September 2004 £m	Six months ended 30 September 2003 £m
Ordinary dividends:		
Interim	**15.7**	15.8
Adjustment to the 2004 final dividend	**0.1**	–
Adjustment to the 2003 final dividend	**–**	(0.3)
Total	**15.8**	15.5

The interim dividend of 2.0p per share will be paid on 1 April 2005 to shareholders on the register at the close of business on 4 March 2005.

7. Earnings per Ordinary Share (EPS)

	Six months ended 30 September 2004 £m	Six months ended 30 September 2004 Per share	Six months ended 30 September 2003 Restated £m	Six months ended 30 September 2003 Restated Per share
Earnings/basic EPS	**(0.4)**	**(0.1)p**	9.2	1.2p
Adjustments:				
Exceptional items and attributable taxation	**(0.7)**	**(0.1)p**	(2.8)	(0.3)p
Amortisation of goodwill and music copyrights	**26.2**	**3.4p**	24.5	3.1p
Minority interest (music copyright amortisation)	**-**	**-**	(1.1)	(0.2)p
Minority interest (operating exceptional items and attributable taxation)	**-**	**-**	(4.4)	(0.6)p
Adjusted earnings/adjusted EPS	**25.1**	**3.2p**	25.4	3.2p
Convertible bond interest	**3.5**	**0.1p**	-	-
Adjusted earnings/adjusted diluted EPS	**28.6**	**3.3p**	25.4	3.2p

	2004	2003
Basic		
Weighted average number of Ordinary Shares in issue	**785.3m**	784.3m
Diluted		
Weighted average number of Ordinary Shares	**872.4m**	785.1m

The weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 872.4m (2003/04: 785.1m), is the weighted average number of Ordinary Shares in issue, 785.3m (2003/04: 784.3m), plus adjustments for dilutive share options, 8.3m (2003/04: 0.8m), plus adjustments for convertible bonds, 78.8m (2003/04: nil).

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

8. Investments

During the period, the Group made deferred consideration payments of £64.3m relating to acquisitions made in prior years.

A further £3.0m was invested in buying out minority shareholders in the period.

Investor information

Financial calendar
Results announcements
Final to 31 March 2005: 24 May 2005*
Interim to 30 September 2005: 16 November 2005*

AGM and Reports
2005 Annual Report: 10 June 2005*
2005 Annual General Meeting: 14 July 2005*
2005 Interim Report: 25 November 2005*

Dividend payment dates
2005 interim: payable on 1 April 2005 to shareholders on the register of members at the close of business on 4 March 2005
2005 final: payable on 7 October 2005* to shareholders on the register of members at the close of business on 9 September 2005*

* Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to: *Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK.* A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984*. Shareholders outside the UK should call *+44 121 415 7060.*

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download change of address, dividend mandate and stock transfer forms.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to UK bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account should request a dividend mandate form from Lloyds TSB Registrars or download the form from *www.shareview.co.uk*. An annual tax voucher will be sent to the shareholder's registered address, at the time of the interim dividend payment in March or April each year, which will list all of the dividends paid during the tax year. A tax voucher in respect of the final dividend paid on 1 October 2004 and the interim dividend to be paid on 1 April 2005 will, therefore, be sent to shareholders in April 2005.

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account in their local currency. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7060.*

Share dealing service #
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way for UK-resident shareholders to buy or sell EMI Group plc shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone dealing call *0870 850 0852* between 8.30am and 4.30pm, Monday to Friday, and for internet dealing log on to *www.shareview.co.uk/dealing*. You will need your shareholder reference number shown on your share certificate.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation. Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501*.

Individual Savings Accounts (ISA) #
Lloyds TSB Bank plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at: *The Causeway, Worthing, West Sussex BN99 6UY,* or by calling their ISA helpline on *0870 24 24 244.*

Monthly Purchase Plan (MPP) #
Lloyds TSB Bank plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to: *Lloyds TSB Registrars Scotland, PO Box 28448, Edinburgh EH4 1QW*, or by calling their MPP helpline on *0870 60 60 268*.

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JP Morgan Chase Bank is the Depositary for the Company's ADSs. Enquiries should be directed to: *JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA;* Tel: *1-800 428 4237* (toll-free in the USA) or *1-781 575 4328;* Website: *www.adr.com*

£/US$ dividend conversion facility
This service enables the holders of Ordinary Shares who are resident in the US to receive their dividends in US Dollars rather than Sterling. Details of this facility may be obtained from: *DB Services Tennessee, Inc., PO Box 305050, Nashville, Tennessee 37230, USA;* Tel: *1-615 835 3100.*

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p each in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
In the UK, the market price of EMI Group plc Ordinary Shares is available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214 or 0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to: *Mailing Preference Service, Freepost 22, London W1E 7EZ,* or call *08457 034599* for an application form.

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics or, for 1997 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and information
The Group's Social Responsibility Report for 2003 is available on the EMI Group website at the address shown under Website/general enquiries below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown below in italics.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its music and music publishing businesses, together with links to its music labels.

General enquiries may be addressed to the Corporate Communications Department at: *EMI Group plc, 27 Wrights Lane, London W8 5SW, UK;* Tel: *020 7795 7000*. Callers from outside the UK should call: *+44 20 7795 7000*. Website: *www.emigroup.com*

The publication of the information in respect of the share dealing service, Individual Savings Accounts and the Monthly Purchase Plan, has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.



[illegible] report is printed on Mega Matt
[illegible] which is manufactured using
[illegible] totally chlorine-free pulps from
sustainably managed forests and
[illegible] recycled fibres.

Design
SEA

Print
[illegible]colourhouse

EMI Group plc
27 Wrights Lane
London W8 5SW

Telephone
020 7795 7000
www.emigroup.com

Registered in
England and Wales
Number 229231